11016343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
FEB 28 2011
WASH. D.C.
189
SECTION

SEC FILE NUMBER
8- 51483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 44th Floor
(No. and Street)

New York (City) | New York (State) | 10105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam B. Joffe | (212) 698.3430 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr Ste 800 (Address) | Chicago (City) | IL (State) | 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/5

3/10

OATH OR AFFIRMATION

I, Adam B. Joffe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF Distributors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

AMY TAGLIAVIA
Notary Public, State of New York
No. 01TA6197937
Qualified in Kings County
Commission Expires December 8, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
FEF Distributors, LLC (formerly ASB Securities, LLC)
New York, New York

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (formerly ASB Securities, LLC) (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FEF Distributors, LLC (formerly ASB Securities, LLC) as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2011

FEF Distributors, LLC (formerly ASB Securities, LLC)

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 10,408,280
Fees and commissions receivable	1,509,580
Other assets	121,638
Total assets	$ 12,039,498
Liabilities and Member's Equity	
Liabilities	
12b-1 fees payable	$ 8,815,058
Taxes payable to ASBH	290,845
Accounts payable and accrued expenses	26,611
Total liabilities	9,132,514
Member's Equity	2,906,984
Total liabilities and member's equity	$ 12,039,498

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: FEF Distributors, LLC (formerly ASB Securities, LLC) (the Company) is a non-clearing registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a wholly-owned subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. (ASBH) until December 31, 2010. On December 31, 2010, the ownership of the Company was transferred to First Eagle Investment Management LLC (FEIM), a subsidiary controlled by the ASBH.

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds (FE Funds). FE Funds consists of six registered mutual funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle Fund of America and the First Eagle Overseas Variable Fund.

Security transactions, including customer transactions, if any, are cleared through Natixis Bleichroeder Inc, (the Clearing Broker), an unrelated broker-dealer, on a fully disclosed basis. Customer accounts and securities, if any, are also maintained by the Clearing Broker. The Company is exempt from Rule15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) as any customer transactions are cleared through the Clearing Broker on a fully disclosed basis and accordingly does not hold funds or securities for, or owe funds or securities to its customers.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of money market funds. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand and therefore, their carrying amounts approximate their fair values.

Revenue fee recognition and related receivables: Fees and commissions are recorded under the accrual method of accounting. The Company earns 12b-1 commissions based on a revolving 25 basis point of net assets. The Company also earns Underwriting Retention and Dealer Commissions, from the sale of shares of the FE Funds, and Contingent Deferred Sales Charges, from the redemption of shares of the FE Funds, as these terms are defined. These revenues are computed based on the purchase and redemption price of the FE Funds respectively and are recorded on a trade-date basis as sale and redemption transactions occur.

12b-1 fees payable: The Company pays 12b-1 fees to outside broker-dealers for shareholder services on behalf of the FE Funds. These fees are recorded under the accrual method of accounting.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of ASBH's consolidated tax returns for the year ended December 31, 2010. The Company has a tax sharing arrangement with ASBH where it reimburses ASBH for federal, state, and local income taxes incurred from the results of the Company's operations.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Money market funds held by the Company in the amount of $4,534,540 included in cash and cash equivalents are considered Level 1 financial instruments and are measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Note 3. Related-Party Transactions

Pursuant to a purchase and sales agreement between the Company and First Eagle Investment Management LLC (FEIM) (Formerly Arnhold and S. Bleichroder Advisers, LLC), the Company sells certain receivables from the FE Funds, that otherwise would have been recognized by the Company, to FEIM at fair value at the close of each business day. FEIM is controlled by ASBH. The monies received from this purchase and sale agreement are used to, but not limited to, paying 12b-1 fees to other broker-dealers on behalf of the FE Funds. At December 31, 2010, the amount to be sold to FEIM was $791,956 and is included in receivables in the statement of financial condition. As the sale of the receivables occurs at fair value, there is no recognized gain or loss on the sales.

At December 31, 2010, receivables include $717,624 from FE Funds for fees and commissions.

Note 4. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for federal and state tax purposes, for the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions for the Company.

Note 5. Regulatory Requirements

The Company is a registered broker-dealer, and accordingly is subjected to Uniform Net Capital Rule 15c3-1 of the SEC and capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the rule, which requires the Company to maintain "net capital" equal the greater of $250,000 or 2% of aggregate debt items arising from customer transactions, as defined. Net capital changes from day to day but at December 31, 2010, the Company had net capital and net capital requirements of approximately $1,185,000 and $250,000, respectively. The minimum net capital requirements may effectively restrict the payment of equity withdrawals.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

FEF Distributors, LLC (formerly ASB Securities, LLC)

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.